SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated September 12, 2005, relating to the formation of a strategic alliance between the Registrant and Hong Kong Applied Science and Technology Research Institute Company Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
	Name:	Richard R. Chang
	Title:	President and Chief Executive Officer

Date: September 12, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated September 12, 2005, relating to the formation of a strategic alliance between the Registrant and Hong Kong Applied Science and Technology Research Institute Company Limited.

Exhibit 99.1

ASTRI and SMIC Forms Strategic Alliance

Enhancing Technology Exchange

Hong Kong, 12 September, 2005 – Hong Kong Applied Science and Technology Research Institute Company Limited (ASTRI) and Semiconductor Manufacturing International Corporation (SMIC, SEHK Stock Code: 0981; NYSE Stock Code: SMI) announced today that the two companies are entering into a Memorandum of Understanding (MOU) to form a strategic partnership.

According to the alliance agreement, ASTRI and SMIC agree to conduct joint technical and promotional activities, such as technical seminars, business information dissemination meetings and design workshops targeted for the IC industries in Hong Kong and major IC design hubs in China. In addition, ASTRI and SMIC will strengthen the collaboration on select technology development activities of common interest, such as low power design, analog and mixed signal design and integration, embedded software, and integration and test.

SMIC will consider providing ASTRI, its industrial partners under the Hong Kong for Information and Communications Technologies (ICT) R&D Centre and the licensees of its intellectual property rights, higher levels of technical support and more favourable business terms for IC fabrication pilot/production runs and design services. The strength of ASTRI in IC design, IP generation and product development, together with SMIC’s strength in IC manufacturing technology and cost effective IC volume production, will enable the two companies to provide the necessary technological foundation for the future growth of the IC and electronic Industry in the region.

“SMIC will join and support the IC Design activities in ASTRI’s ICT R&D Centre by actively participating in major industrial projects, and get connected to future business partners in Hong Kong and China,” says Dr. Richard Chang, President and CEO of SMIC.

Dr. Allan Wong, Chairman of ASTRI remarks, “I believe that the formation of this alliance between ASTRI and SMIC would provide a significant technical contribution to the IC Industry in Hong Kong and China. In addition, SMIC can offer tremendous help when ASTRI decides to expand its IC Design office in China for greater local customer support.”

The Commissioner for Innovation and Technology, Mr. Anthony Wong adds, “SMIC’s support for the IC design activities in ASTRI’s ICT R&D Centre is extremely valuable. I believe this alliance will create synergy and spark off innovation ideas. It will bring forth long-term benefits to both parties.”

The strategic partnership between ASTRI, the host of the Hong Kong ICT R&D Centre, and SMIC, the largest IC foundry in China, signifies a major milestone in technical and business collaboration in the region’s IC industry.

- End -

For press enquiries, please contact:

ASTRI		SMIC
Angela Mo		Ellen Chan/ Antonia Au/ Natalie Tam
Corporate Communications		iPR Asia Ltd
Tel:	(852) 3406-2993	Tel:	(852) 2136 8059/ 2136 6176/ 2136 6182
Email:	angela@astri.org	Email:	ellen.chan@iprasia.com/
antoniaau@iprasia.com.hk/
natalietam@iprasia.com.hk

Background Information

About ASTRI

Delivering world-class innovations…

for customer-focused impact

ASTRI, which began its operations in September of 2001, is a company established by the HKSAR Government to capture the promises of technological advances for Hong Kong through applied research. Its missions are to perform high quality R&D for technology transfer to industry, develop needed technical human resources and act as a focal point that brings together industry and university R&D assets to enhance Hong Kong’s technological competitiveness on a continuous basis. ASTRI’s R&D activities focus on four closely interrelated technological domains – IC Designs, Communications Technologies, Enterprise and Consumer Electronics and Material and Packaging Technologies. Our goals, in the next phase of ASTRI’s development, will be to build a totally customer-focused R&D organization that not only conducts world-class research, but also excels in bringing real industrial impact, continuously and in volume. Our objectives will be nothing short of establishing ASTRI as one of the most influential R&D forces in the entire Greater China Region, and a truly strategic asset that would enable Hong Kong to capture values from competitive technologies for years to come.

For more information, please visit www.astri.org.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, ISO14001 and BS7799 certifications.

For more information, please visit www.smics.com.